SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03025820

FORM 11-K

ANNUAL REPORT


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C.
181
SECTION

Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Year Ended December 31, 2002

UBS PAINEWEBBER 401(k) PLUS PLAN
(Full Title of the Plan)

UBS AG
(Name of Issuer of the Securities Held Pursuant to the Plan)

BAHNHOFSTRASSE 45, CH-8098 ZURICH, SWITZERLAND AND
AESCHENVORSTADT 1, BASEL, SWITZERLAND
(Address of Principal Executive Office)

Item 1. Not applicable.

Item 2. Not applicable.

Item 3. Not applicable.

Item 4. In lieu of Items 1-3 above, plan financial statements prepared in accordance with ERISA are hereby attached.

UBS PaineWebber 401(k) Plus Plan

Financial Statements

Years ended December 31, 2002 and 2001

Contents

Schedules of Assets Held for Investment, Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectable, and Leases in Default or Uncollectable for the year ended December 31, 2002 and 2001 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Benefit Administrative Committee of the
UBS PaineWebber 401(k) Plus Plan:

We have audited the accompanying statement of net assets available for plan benefits of the UBS PaineWebber 401(k) Plus Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the UBS PaineWebber 401(k) Plus Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

June 25, 2003

UBS PaineWebber 401(k) Plus Plan

Statements of Net Assets Available for Plan Benefits

	December 31, 2002	December 31, 2001
Assets		
Investments, at fair value—interest in Master Trust	**$1,377,010,868**	$1,500,321,425
Investment income receivable	**222,153**	315,978
Contributions receivable:		
Participant	**1,156,966**	–
Company	**43,243,193**	45,542,239
Total assets	**1,421,633,180**	1,546,179,642
Liabilities		
Accrued expenses	**700,402**	907,622
Payable for securities purchased	**2,487,926**	–
Total liabilities	**3,188,328**	907,622
Net assets available for plan benefits	**$1,418,444,852**	$1,545,272,020

See notes to financial statements.

UBS PaineWebber 401(k) Plus Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31, 2002	2001
Additions to net assets		
Investment income in Master Trust:		
Interest income	$ **13,689,474**	$ 18,936,113
Dividends on UBS AG Company stock	**10,754,474**	2,839,832
Capital gain distributions and other dividends	**5,145,558**	15,205,123
Total investment income	**29,589,506**	36,981,068
Net depreciation in fair value of investments in Master Trust	**(189,168,033)**	(245,719,813)
Contributions:		
Participants	**96,415,852**	100,115,214
Rollovers	**6,236,381**	6,670,648
Company	**43,243,193**	45,542,239
Total contributions	**145,895,426**	152,328,101
Total additions	**(13,683,101)**	(56,410,644)
Deductions from net assets		
Distributions to participants	**109,109,937**	124,369,513
Administrative expenses	**2,093,256**	1,941,958
Total deductions	**111,203,193**	126,311,471
Net transfer to the UBS Savings and Investment Plan	**(1,933,390)**	(94,521,388)
Transfer to PaineWebber Puerto Rico Savings Plus Plan	**(7,484)**	(14,039,106)
Net decrease in net assets available for plan Benefits	**(126,827,168)**	(291,282,609)
Net assets available for plan benefits:		
Beginning of year	**1,545,272,020**	1,836,554,629
End of year	**$1,418,444,852**	$1,545,272,020

See notes to financial statements.

UBS PaineWebber 401(k) Plus Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following description of the UBS PaineWebber 401(k) Plus Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan is a defined contribution plan which covers substantially all employees of UBS PaineWebber Inc. (the "Company"), or any of its subsidiaries or affiliates which has adopted the Plan. The Company is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS"). Prior to January 1, 2002, the Plan covered substantially all of the employees of UBS Americas.

The Plan became effective October 1, 1979, and has been amended from time to time. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time provided that such action does not reduce accrued benefits of any participant. At December 31, 2002, there were 22,418 Plan participants.

The Plan is a defined contribution plan that includes four contribution types: employee contributions, a Company match, a Company retirement contribution and a qualified deferred payment (the "QDP").

The Plan's assets are invested in insurance contracts (GIC's) and a diversified pool of fixed income securities managed by UBS Global Asset Management, the S&P 500 Index Fund managed by UBS PW Trust Company (a wholly owned subsidiary of UBS Americas), the UBS Company Stock Fund and several UBS PaineWebber and non-UBS PaineWebber mutual funds.

1. Description of the Plan (continued)

Effective April 8, 2002, UBS renamed the UBS PaineWebber mutual funds' investment advisors, administrator and distributor from Brinson Advisors to UBS Global Asset Management. Effective February 20, 2001, Mitchell Hutchins Asset Management ("MHII") merged with UBS Asset Management and was renamed Brinson Advisors on April 30, 2001. As a result of the merger, MHII, a subsidiary of Mitchell Hutchins Asset Management was replaced by Brinson Advisors as investment advisor, administrator and distributor for the PaineWebber mutual funds.

Certain accounting and other administrative services are provided by affiliates of the Company at no charge to the Plan.

Master Trust

Effective January 1, 2000, the Company amended the Plan and introduced a separate retirement savings plan, the PaineWebber Puerto Rico Savings Plus Plan (the "PRSP Plan"), for employees who are residents of and working in Puerto Rico. The PRSP Plan consists of employee contributions, a Company match, a Company retirement contribution and QDP. The PRSP Plan is established under the laws of Puerto Rico and is subject to Puerto Rico contribution limits. All other features of the PRSP Plan are similar to those of the Plan. Given identical investment options, the UBS PaineWebber 401(k) Plus Plan Master Trust ("Master Trust") was established for the two Plans. The Plan's investments are all held in the Master Trust administered by The Northern Trust Company (the "Trustee").

Participant Contributions

Participant contributions can consist of "Pre-tax Contributions," which reduce the participant's taxable compensation, "After-tax Contributions," which do not reduce a participant's taxable compensation, or "Rollovers," which are transfers from other qualified retirement plans.

Prior to Plan year 2002, participants were eligible to make Pre-tax Contributions through payroll deductions of 1% to 16% of their eligible compensation. Effective January 1, 2002, as part of the Economic Growth and Tax Relief Reconciliation Act "EGTRRA," the Plan no longer places a percentage limit on the portion a participant can contribute to the Plan. However, dollar limits on participants' contributions still apply. Eligible compensation is defined as W-2 earnings (subject to certain adjustments), not to exceed $200,000 and $170,000 for 2002 and 2001, respectively, as adjusted by the Internal Revenue Service ("IRS"). Pre-tax Contributions are limited by the IRS to $11,000 and $10,500 for 2002 and 2001, respectively. As a result of EGTRRA, participants who attained age 50 on or before December 31, 2002 are limited to Pre-tax contributions of $12,000, effective for Plan Year 2002. The limit will be subject to change in future years consistent with IRS limits.

1. Description of the Plan (continued)

Prior to Plan Year 2002, participants were also permitted to make After-tax Contributions of 1% to 16% of their eligible compensation provided that the maximum combined rate of a participant's Pre-tax and After-tax Contributions did not exceed 16%. Effective January 1, 2002, After-tax contributions are limited to $10,440 for Highly-Compensated Employees ("HCE's") and $18,000 for non-HCE's. After-tax Contributions may be considered in determining the Company's matching contribution.

Rollover Contributions may also be made to the Plan. A Rollover represents a transfer from another qualified retirement plan, an individual retirement account ("IRA"), 403(b) or 457(b) arrangement provided the entire amount transferred from the IRA was attributable to a rollover from a tax-qualified plan. The amount rolled over will be credited to a participant's Employee Account and, for plan accounting and Federal income tax purposes, will be treated in a manner similar to appreciation on Pre-tax Contributions.

Company Contributions

For each plan year, Pre-tax and After-tax Contributions are used in determining the amount of the Company's matching contribution for each participant. The Company match is calculated by multiplying each participant's Pre-tax and After-tax Contributions (up to 6% of eligible compensation) by 50% and is capped on a graduated scale, which is based on UBS PaineWebber's pre-tax earnings. Company match contributions and earnings are invested according to the participant's investment elections.

The Company also provides a retirement contribution (basic profit sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for Pre-tax and After-tax Contributions. If an investment election is not in place, the retirement contribution is invested in the UBS Liquid Institutional Reserves Money Market Fund ("UBS LIR Money Market Fund").

The QDP feature is a supplemental profit sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. If an investment election is not in place, the QDP is also invested in the UBS LIR Money Market Fund.

1. Description of the Plan (continued)

"415 Limitation"

Under Section 415 of the Internal Revenue Code ("Code"), the annual additions to a participant's account under the Plan (plus annual additions to any other qualified defined contribution plan in which they participate), may not exceed the lesser of $40,000 or 100% of covered compensation, and $35,000 or 25% of covered compensation, for 2002 and 2001, respectively. Should this occur in the Plan, the Plan would first, return After-tax Contributions, second, return Pre-tax Contributions, and third, return Company contributions.

Limitation on Contributions for HCE's

Sections 401(k) and 401(m) of the Code also limit the amount of Pre-tax, After-tax and Company contributions that can be made to the Plan for HCE's. As a result of those limitations, the ability of HCE's to make Pre-tax or After-tax Contributions may be restricted and, to meet those limitations, the Plan may be required to refund Pre-tax or After-tax Contributions previously made.

Investment Options

Participants in the Plan have the option to invest their account balances and current contributions in the sixteen investment funds of the Master Trust:

1. UBS Company Stock Fund ("Stock Fund") — The Stock Fund is a nondiversified fund consisting primarily of UBS AG ordinary shares.

2. Cash Proceeds Fund — a money market fund that was set up for a temporary period of time to hold Cash Proceeds in participant accounts related to the UBS merger.

   The balance in the Cash Proceeds fund was required to be transferred into one or more of the Plan's other investment funds no later than February 13, 2001. Any amounts remaining in this Fund after this deadline were automatically transferred to the UBS LIR Money Market Fund.

3. Putnam Vista Fund—a mutual fund sponsored and managed by Putnam Investments which is invested in a diversified portfolio of equity securities of medium size companies.

1. Description of the Plan (continued)

4. UBS LIR Money Market Fund—a money market mutual fund invested in a diversified portfolio of high quality money market instruments with maturities of thirteen months or less. Effective March 2002, the Liquid Institutional Reserves Money Market Fund was renamed to the UBS Liquid Institutional Reserve Money Market Fund.

5. Stable Value Fixed Income Fund—a commingled fund managed by UBS Global Asset Management invested primarily in a diversified pool of high quality fixed income securities, insurance contracts (GICs) and benefit responsive agreements.

   The fund repays the principal sum invested therein and credits interest at a rate that is predetermined and subject to change during the year based on prevailing market conditions. The average rate of return was 5.57% and 5.49% for the plan year ended 2002 and 2001.

6. UBS PACE Large Company Growth Equity Investments Fund—Class Y shares—a mutual fund invested primarily in common stocks issued by companies deemed by its investment advisor to have substantial potential for capital growth. Effective March 2002, the PaineWebber PACE Large Company Growth Equity Investments Fund was renamed to the UBS PACE Large Company Growth Equity Investments Fund. Effective February 2001, the PaineWebber Growth Fund merged into the PaineWebber PACE Large Company Growth Equity Investments Fund.

7. UBS PACE International Equity Investments Fund—Class Y shares—a mutual fund invested primarily in equity securities of companies that are domiciled in developed foreign countries and principally traded in Japanese, European, Pacific, and Australian securities markets or traded in U.S. securities markets. Effective March, 2002, the PaineWebber PACE International Equity Investments Fund was renamed to UBS PACE International Equity Investments Fund. Effective February 2001, the PaineWebber Global Equity Fund merged into the PaineWebber PACE International Equity Investments Fund. Additionally, the PaineWebber PACE International Equity Investments Fund replaced the Schroder International Fund as an investment option in May 2001.

8. UBS PACE Global Fixed Income Investments Fund—Class Y shares—a mutual fund invested primarily in high-grade bonds of governmental and private issuers in the United States and developed foreign countries. March 2002, the PaineWebber PACE Global Fixed Income Investments Fund was renamed to the UBS PACE Global Fixed Income Investments Fund. Effective February 2001, the PaineWebber Global Income Fund merged into the PaineWebber PACE Global Fixed Income Investments Fund.

1. Description of the Plan (continued)

9. UBS PACE Government Securities Fixed Income Investments Fund—Class Y shares—a mutual fund invested primarily in U.S. government securities and other bonds of varying maturities. Effective March 2002, the PaineWebber PACE Government Securities Fixed Income Investments Fund was renamed to the UBS PACE Government Securities Fixed Income Investments Fund. Effective February 2001, the PaineWebber US Government Income Fund merged into the PaineWebber PACE Government Securities Fixed Income Investments Fund.

10. UBS PACE Large Company Value Equity Investments Fund —Class Y shares—a mutual fund invested primarily in stocks of U.S companies that are believed to be undervalued and that have total market capitalization's of $6.0 billion or greater at the time of purchase. Effective March 2002, the PaineWebber PACE Large Company Value Equity Investments Fund was renamed to the UBS PACE Large Company Value Equity Investments Fund. Effective February 2001, the PaineWebber Growth and Income Fund merged into the PaineWebber PACE Large Company Value Equity Investments Fund.

11. Bond Fund of America—Class A shares—a mutual fund of The American Funds Group managed by the Capital Research and Management Company. The assets of the fund are invested substantially in marketable corporate debt securities, U.S. and non-Government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

12. American Balanced Fund—Class A shares—a mutual fund of The American Funds Group managed by the Capital Research and Management Company. The assets of the fund are invested in a broadly diversified portfolio of securities, including common stocks, preferred stocks, corporate bonds and U.S. Government securities. Assets may also be held in cash or cash equivalents.

13. Harbor Capital Appreciation Fund—a mutual fund managed by Jennison Associates Capital Corp./Harbor Capital Advisors and invested primarily in a portfolio of equity securities of established companies with above-average prospects for growth.

14. AIM Constellation Fund—Class A shares—a mutual fund managed by AIM Advisors, Inc. and invested principally in common stocks with an emphasis on medium-sized and larger emerging growth companies.

1. Description of the Plan (continued)

15. UBS Tactical Allocation Fund—Class Y shares—a mutual fund invested primarily in equity securities and U.S. Treasury notes or U.S. Treasury bills, based on a systematic investment strategy. Effective March 2002, the Brinson Tactical Allocation Fund was renamed to UBS Tactical Allocation Fund. Effective June 4, 2001, the PW Tactical Allocation Fund was renamed to the Brinson Tactical Allocation Fund.

16. S&P 500 Index Fund—a collective trust managed by PW Trust Company and invested primarily in equity securities issued by companies in the S&P 500 Index. Effective March 2002, the PaineWebber S&P 500 Index Fund was renamed to the S&P 500 Index Fund.

The UBS mutual funds' investment advisor, administrator and distributor is UBS Global Asset Management, an indirect wholly-owned subsidiary of UBS Americas. Effective April 18, 2002, UBS Asset Management renamed the UBS PaineWebber's mutual funds investment advisors, administrator and distributor from Brinson Advisors to UBS Global Asset Management.

All management fees for non mutual fund investment options are paid directly by the Company. Management fees paid to UBS Global Asset Management were $400,256 in 2002. Management fees paid to Brinson Advisors were $353,318 in 2001.

Participant Accounts

Each participant has two accounts under the Plan—their Employee Account and their Company Account. The participant's Employee Account reflects all contributions made by the employee in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

The participant's Company Account reflects their share of Company contributions for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to those Company contributions.

1. Description of the Plan (continued)

Vesting

A participant is always fully vested in their Employee Account. A participant is fully vested in the Company match and earnings thereon after attaining three years of service, reaching age 65, becoming totally and permanently disabled or upon death. A participant is vested in the retirement contributions and QDP contributions and earnings thereon after attaining five years of service, reaching age 65, becoming totally and permanently disabled or upon death.

The nonvested portion of a terminated participant's account ("forfeitures") is used to reduce Company contributions for the plan year during which the participant terminates.

Distributions and Withdrawals

After-tax Contributions, including all income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of Pre-tax Contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to ten years. Distributions consist of common stock or cash from the Stock Fund and cash from all other funds.

Participant Loans

The Plan has a loan provision feature implemented January 1, 1994. The feature allows participants to access Pre-tax Contributions, Rollovers and vested Company contributions for reasons as defined by the Plan.

Plan Termination

In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

2. Significant Accounting Policies

Valuation of Investments

With respect to the Plan's investment in the Master Trust, investments are stated at fair value except for its insurance contracts (GICs) and benefit responsive agreements, which are valued at contract value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is valued at the last sales price reported on the Composite Tape on the day of valuation. Investments held in the Trustee's short-term investment fund are valued at cost, which approximates market. Fair Value is determined by quoted market prices.

Securities Transactions

Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses on investments are computed using average cost.

Investment Income

Dividend income is accrued on the ex-dividend date. Dividend income for 2002 includes one dividend on UBS's common stock.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates.

3. Contributions

The Company's contributions to the Plan for the Years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Company contributions	**$47,571,917**	$52,674,773
Forfeitures	**(4,328,724)**	(7,132,534)
Net company contributions	**$43,243,193**	$45,542,239

The net 401(k) Company match for years 2002 and 2001 was $13,255,271 and $11,440,218, respectively. The net retirement contribution for years 2002 and 2001 was $25,556,547 and $26,130,477, respectively. The net QDP for years 2002 and 2001 was $4,431,375 and $7,971,544 respectively.

Forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution is made for each year by the following September.

4. Investments

Investments that represent 5 percent or more of the Plan's net assets are as follows:

	December 31,	
	2002	2001
UBS Company Stock Fund common stock, 7,698,703.49 and 8,685,488.44 shares, respectively	**$370,461,612**	$434,274,422
Putnam Vista Fund, 11,800,776.97 shares	*	101,958,713
UBS LIR Money Market Fund, 149,430,350.71 and 137,986,200 shares, respectively	**149,430,351**	137,986,200
Transamerica Guaranteed Investment Contract, #96-01	**83,878,311**	79,418,243
JP Morgan Guaranteed Investment Contract, #76581	**83,960,334**	79,522,711
Harbor Capital Appreciation Fund, 6,016,944.88 and 6,291,704.89 shares, respectively	**121,602,456**	183,906,534
AIM Constellation Fund, 4,663,064.80 and 4,738,200.90 shares, respectively	**77,546,768**	104,714,240
UBS Tactical Allocation Fund, 3,485,412.80 shares	*	91,526,940

* Balance at year-end does not exceed 5% of the Plan's net assets.

4. Investments (continued)

All the Plan's investments are in the Master Trust which was established on January 1, 2000, for the investment of assets of the Plan and the PaineWebber Puerto Rico Savings Plus Plan. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 98.85% and 98.89%, respectively. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

The following table represents the fair value of investments for the Master Trust as of December 31:

	2002	**2001**
Investments, at fair value:		
Mutual funds	**$782,149,371**	$873,035,988
Common stock	**376,636,587**	441,749,850
Insurance contracts (GIC's)	**167,838,645**	158,940,954
Short-term investments	**43,785,975**	22,112,880
Participant notes receivable	**22,400,358**	21,219,598
Payable for securities purchased	**(2,528,561)**	–
Total Investments	**$1,390,282,375**	$1,517,059,270

Investment income for the Master Trust is as follows:

	Year ended December 31,	
	2002	**2001**
Realized and unrealized depreciation in fair value of investments:		
Mutual funds	**$(180,028,217)**	$(174,326,787)
Common stock	**(11,740,964)**	(71,543,059)
	(191,769,181)	(245,869,846)
Interest and dividend income	**29,973,446**	37,005,387
	$(161,795,735)	$(208,864,459)

4. Investments (continued)

The Plan's investments are held by a bank-administered trust fund. During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(189,168,033) and $(245,719,813), respectively, as follows:

	Net (Depreciation) Appreciation in Value December 31,	
	2002	**2001**
Mutual funds	**$(177,586,323)**	$(174,220,410)
Common stock	**(11,581,710)**	(71,499,403)
	$(189,168,033)	$(245,719,813)

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated December 10, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. Transfers

Effective August and October 2002, 72 employees transferred from the Company to UBS Warburg and consequently became covered under the UBS Savings and Investment Plan. Assets of $2,741,214 and $88,039 of outstanding loans were transferred from the Plan during 2002.

Effective June and August 2002, 9 employees transferred from UBS Warburg to the Company. Related assets of $877,353 and $18,510 of outstanding loans were transferred into the Plan during 2002.

Effective 2002, $7,484 of assets were transferred from the Plan to the PaineWebber Puerto Rico Savings Plus Plan for participants that are residents of and working in Puerto Rico.

Effective January 1, 2001, approximately 1,200 employees transferred from UBS Americas to UBS Warburg and consequently became covered under the UBS Savings and Investment Plan. Assets of approximately $97.52 million and approximately $590,000 of outstanding loans were transferred from the Plan during 2001.

6. Transfers (continued)

Effective February 1, 2001, a group of employees transferred from UBS Warburg to UBS Americas. Related assets of approximately $3.59 million were transferred into the Plan.

Effective November 30, 2001, approximately $14.04 million of assets were transferred from the Plan to the PaineWebber Puerto Rico Savings Plus Plan for participants that are residents of and working in Puerto Rico.

7. Subsequent Events

Effective April 28, 2003, the Plan's investment options were restructured. The Plan's investment structure was enhanced to contain 99 investment options organized into three tiers. The three new tiers are the Lifecycle Tier, Core Tier and Mutual Fund Window Tier. All current investment options, except for the AIM Constellation Fund and the Putnam Vista Fund, continue to be offered through one of the new tiers. Participants had the option to transfer their balances to the other investment options until April 25, 2003. Any amounts invested in the AIM Constellation Fund or the Putnam Vista Fund after April 25, 2003 were transferred to the Mid Cap Growth Equity Fund (Core Tier).

Effective April 28, 2003 the Harbor Capital Appreciation Fund was renamed to the Large Cap Growth Equity Fund. Participants' investments in this Fund were transferred from the mutual fund into a separate account.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the UBS PaineWebber 401 (k) Plus Plan Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized on June 25, 2003.

UBS PAINEWEBBER 401(k) PLUS PLAN

By: 

John Wethington
Plan Administrator

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement No. 333-49216 of the UBS PaineWebber 401(k) Plus Plan on form S-8, and in the related Prospectus, of our report dated June 25, 2003, appearing in this Annual Report on Form 11-K of the UBS PaineWebber 401(k) Plus Plan for the year ended December 31, 2002.

Ernst & Young LLP

New York, New York
June 25, 2003